UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of report (Date of earliest event reported) __**June 13, 2003**__

MYERS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Ohio	**1-8524**	**34-0778636**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1293 South Main Street, Akron, OH	**44301**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code __**(330) 253-5592**__

(Former name or former address, if changed since last report)

Item 5.   **Other Events**

A copy of the press release is attached to this 8-K.

Item 7.   **Financial Statements, *Pro Forma* Financial Information and Exhibits**

(c) Exhibits

99.1   Press Release dated June 13, 2003, announcing that higher resin costs will reduce second quarter earnings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Myers Industries, Inc

(Registrant)


DATE **June 13, 2003**   BY **/s/ Gregory J. Stodnick**

               Gregory J. Stodnick

               Vice President - Finance